SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Stericycle, Inc.

NAME OF PERSON RELYING ON EXEMPTION:  International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION:  25 Louisiana Avenue, N.W., Washington D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________

May 2021

Re:  The International Brotherhood of Teamsters urges you to vote FOR Item 6 to strengthen Stericycle Inc.’s [NYSE: SRCL) clawback policy with respect to executive compensation

Dear Stericycle Shareholder:

Stericycle, like many publicly traded companies, has a clawback policy that seeks to recoup incentive compensation that was paid to executives in situations where such a step is warranted.

At last year’s annual meeting, Stericycle’s shareholders adopted a Teamsters-sponsored resolution aimed at strengthening the company’s clawback policy, which was then limited to cases where a corporate officer was deemed to have engaged in “fraud or intentional misconduct that materially contributed to the need for a restatement” of financial results.

That standard was so high that a clawback would have been impossible in all but the most egregious cases.  Stericycle’s board responded to last year’s vote by revising its clawback policy in ways that, according to the proxy statement, make “significant revisions” to the old policy.  We disagree with this claim.  The revised policy falls far short what the shareholders supported last year and grants so much discretion to the board that a clawback remains unlikely except in the rarest of situations.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it would not be voted.

Teamster affiliated pension and benefit funds have more than $100 billion invested in the capital markets and are long-term shareholders in Stericycle.

Limiting to “Misconduct” Neuters Policy

Even with the recent revisions, Stericycle’s clawback policy is triggered only by “misconduct” in various situations.  By contrast, our proposal focuses on an executive’s “conduct.”  There is a world of difference between the two.

“Misconduct” requires a violation of some clearly defined norm.  It may also in some settings require an intent to violate such a norm, for example, in situations of corporate malfeasance.  By using “misconduct” -- however defined -- as the trigger for a possible clawback, the company’s policy reveals a willingness to tolerate executives’ behavior that can seriously hurt the company.

Take, for example, a situation that has been in the news recently.  Suppose that an executive in a drug distribution company knew that an unusually large number of opioids was being shipped to small pharmacies in, say, West Virginia – and did nothing about it.  That is certainly “conduct.”  But is it “misconduct”?  Is it a violation of law or of company policy such that it could trigger a possible clawback?  The answer, we suspect, would be “no, no and no.”

Excluding “Reputational Harm” Ignores Key Business Risks

Even as revised, Stericycle’s clawback policy excludes the possibility of a clawback in situations that result in “reputational” damage to the company, no matter how significant that damage may be.  Consider, for example, the reputational injury suffered by Equifax a few years ago when its computer system was hacked, causing significant losses of sensitive consumer information.  Equifax knew in advance that the computer fix was needed, yet an Equifax employee failed to act in a timely fashion.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it would not be voted.

Stericycle is not immune to situations that pose a risk of reputational damage, as illustrated by the billing scandal in recent years, which saw Stericycle pay out over $300 million to settle state, federal and private consumer allegations that the company fraudulently increased the rate of medical waste pick-ups.  Nevertheless, Stericycle dismisses the inclusion of reputational harm as a “vague, and potentially sweeping term.”  This is despite many leading companies, including Verizon, Mondelez, 3M, and General Motors, incorporating “reputational harm” in their recoupment policies.

New Policy Puts Unnecessary Qualifiers Around “Financial Harm”

Even with the recent revisions, the current policy limits clawbacks to instances of “significant financial harm” to the company, not just “financial” harm.

But what exactly is “significant” financial harm?  Is it different from a “material” financial harm under the old policy?  The company’s policy leaves it up to the board’s Compensation Committee to decide if the financial harm has been “significant” – using whatever definition of “significant” the committee chooses.

Our proposal would eliminate the need for a finding of “significant” financial harm.  Instead, our proposal would trigger the possibility of a clawback if there has been “financial harm” or “reputational harm” and, if so, whether there should be a clawback.  The size of any clawback would then be proportional to the extent of the “harm.”

These differences are basic.  Consider, for example, the recent experience at various companies involving claims of sexual harassment by female employees against senior executives.  The executive’s behavior may be “misconduct,” and it may violate the law and company policy, but did it cause “significant financial harm” to a company?  Should such a situation develop at Stericycle, could the Compensation Committee even consider a clawback in that situation?

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it would not be voted.

Under Stericycle’s policy as it now stands, the answer would seem to be “no” unless the executive’s behavior caused “significant financial harm.”  Under Item 6, by contrast, the answer would be “yes.”  The Compensation Committee would be able to at least consider and impose some form of clawback, if for no other reason than to protect the company’s reputation, not only with stockholders, but also with customers, employees and potential employees.

New Policy Lacks Transparency

Our proposal urges disclosure not only when the Compensation Committee decides to claw back executive pay, but also when that committee decides not to pursue a clawback.  By contrast the company’s current policy is limited to disclosures only where “the underlying event has been publicly disclosed by the company in an SEC filing,” and even then, there are exceptions.

Summary - Stericycle Policy Falls Short in Critical Areas

We encourage you to vote for a clawback policy that could deter costly, bad decision-making by corporate executives.  Please vote FOR Item 6.

For more information, please contact Michael Pryce-Jones by email at: mpryce-jones@teamster.org or by telephone at: 202-769-8842.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it would not be voted.

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